TRINIDAD

ENERGY SERVICES INCOME TRUST

N 82-34867

[redacted]

06012154

March 9, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 20 2006
WASH, D.C.
209

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find copies of Trinidad Energy Services Income Trust's News Releases for December 20, 2005, February 16, March 2 and March 9, 2006. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Francom

Jenna Francom

Per: E. Tara Wood
Executive Assistant

PROCESSED
APR 05 2006
THOMSON
FINANCIAL

4/3

TRINIDAD

ENERGY SERVICES INCOME TRUST

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 20 2006
WASH. D.C. 209

FOR IMMEDIATE RELEASE: March 2, 2006
TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS – DECEMBER 31, 2005

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three and twelve months ended December 31, 2005, and its outlook based on information available as at February 17, 2006. The following discussion is based on the Trinidad Energy Services Income Trust (the "Trust" or "Trinidad") consolidated financial statements for the year ended December 31, 2005 which were prepared in accordance with Canadian generally accepted accounting principles. The following discussion should be read in conjunction with the consolidated financial statements and attached notes contained in this report. Additional information is also available on the Trust's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Information Form, which are available through SEDAR (www.sedar.com).

FINANCIAL HIGHLIGHTS

For the years ended December 31,

(thousands except unit and per unit data)	**2005**	2004	2003
Revenue	**288,332**	138,477	62,388
Gross margin (1)	**120,415**	56,827	23,840
EBITDA (2)	**91,116**	42,803	14,911
Per unit (diluted)	**1.52**	1.14	0.86
EBITDA before unit based compensation (2)	**94,319**	42,973	18,338
Per unit (diluted)	**1.57**	1.15	1.00
Cash flow before change in non-cash working capital (1)	**87,299**	38,906	15,743
Per unit (diluted)	**1.45**	1.04	0.86
Distributions paid and declared	**51,905**	23,698	8,352
Distributions paid and declared per unit (basic)	**0.88**	0.64	0.46
Payout ratio (4)	**59%**	61%	53%
Net earnings	**47,427**	20,790	4,599
Per unit (basic)	**0.81**	0.56	0.25
Per unit (diluted)	**0.79**	0.55	0.25
Net earnings before unit based compensation	**50,630**	20,960	8,026
Per unit (diluted)	**0.84**	0.56	0.44
Units outstanding – basic (weighted average) (3)	**58,850,122**	36,833,388	18,084,880
Units outstanding – diluted (weighted average) (3)	**60,134,317**	37,513,167	18,360,628

OPERATING HIGHLIGHTS

Operating days – drilling	**12,572**	7,829	3,936
Rate per drilling day	**20,763**	16,922	14,355
Utilization rate – drilling	**65%**	66%	63%
CAODC industry average	**59%**	53%	53%
Drilling rigs	**71**	51	21
Utilization rate for service rigs	**61%**	54%	67%
Service rigs	**16**	8	8

(1) Readers are cautioned that Cash flow before change in non-cash working capital and Gross margin do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute both Cash flow before change in non-cash working capital and Gross margin on a consistent basis for each reporting period.

(2) EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute EBITDA on a consistent basis for each reporting period.

(3) Basic and diluted units outstanding includes trust units to be issued upon conversion of exchangeable shares.

(4) Payout ratio is only provided on a year-to-date basis and is calculated as distributions paid and declared divided by cash flow before changes in non-cash

The MD&A contains certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. The Trust believes that the expectations reflected in those forward looking statements are reasonable however such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A and the Trust does not intend, and does not assume any obligation, to update these forward looking statements.

NON-GAAP MEASURES

This MD&A contains references to the term "cash flow before change in non-cash working capital" to refer to the amount of cash that is expected to be available for distribution to the Unitholders and the term "EBITDA" to refer to earnings of the Trust before interest, taxes, depreciation and amortization which the Trust believes are measures followed by the investment community and therefore provide useful nformation. The terms "cash flow before change in non-cash working capital" and "EBITDA" are not measures recognized by Generally Accepted Accounting Principles ("GAAP") and do not have standardized meanings prescribed by GAAP and accordingly may not be comparable to similar measures presented by other companies. However, the Trust computes "cash flow before change in non-cash working capital" and "EBITDA" on a consistent basis for each reporting system.

OVERVIEW

trong industry fundamentals supported by high commodity prices and increased demand in the oil and gas service sector continued throughout 005, which positively impacted the Trust throughout the year. The industry reached record highs, drilling 21,925 wells in 2005, an increase rom the prior year. Trinidad continued to capitalize on these strong conditions with the client sponsored expansion of its drilling fleet in order meet the increased demand. The first quarter saw the normal seasonal peaks in drilling but was interrupted by an early spring break up that wered the average utilization for the quarter. The second quarter was plagued by an unusually wet spring and early summer that created a elay in drilling programs throughout the industry. Despite the early spring break up and wet second quarter Trinidad saw activity in the latter alf of the year return to the higher levels that were present throughout the first quarter as weather conditions improved, allowing oil and gas mpanies to execute on their drilling programs. CAODC industry rig utilization for 2005 was 59% overall. Trinidad again exceeded the erage by 10% obtaining rig utilization levels of 65% for the year.

hroughout 2005 the Trust completed three acquisitions and announced a drilling construction program which will result in 22 rigs being nstructed and deployed in both Canada and the United States. The acquisition of Titan Surface Casing Ltd. in the second quarter of 2005 versified Trinidad's drilling fleet by adding 14 preset and coring rigs. This acquisition allowed the Trust to provide more comprehensive rvice to its customers by broadening the range of drilling services offered. The well servicing division was also expanded through the quisition of Summit Energy Services, which added 6 service rigs to the existing service rig fleet. This coupled with experienced management ovided accretive growth to unitholders throughout the latter half of the year. Finally, the acquisition of the assets of Cheyenne Drilling LP in e United States at the end of the fourth quarter of 2005 advanced the Trust's strategy to geographically diversify their drilling fleet. This quisition added 20 drilling rigs to the existing fleet and has provided for immediate accretive growth for unitholders and will reduce the ust's exposure to seasonal factors which are present in its Canadian operations. In addition, this acquisition further strengthens the existing rastructure and management depth in the United States.

order to meet the increased demand facing the industry Trinidad executed on several rig construction programs during 2005, which increased th its well servicing and drilling capacity. In January 2005 the Trust announced its plan to construct four new service rigs, all of which were npleted and placed into service throughout the year further expanding its well servicing fleet. Additionally, late in the first quarter and into second quarter Trinidad announced its intent to build 22 new drilling rigs to be deployed in both Canada and the United States, all backed by e-or-pay contracts with two major North American oil and gas exploration and production companies guaranteeing a day rate for Trinidad

over three to five years as they are put into operation. Three of these drilling rigs were completed and put into operation in 2005 and the remainder are expected to be deployed throughout 2006.

The year has seen tremendous growth for the Trust through the successful integration and operation of previous acquisitions and the completion of the five new diesel electric rigs which were announced in the prior year. These expansions, coupled with the acquisitions completed in the current year have combined to more than double revenues and cash flow for 2005. Strong demand across the oilfield service sector created advantageous working conditions and Trinidad continued to be able to execute on these opportunities. Cash flow continued to be a focus and the Trust ended the year in a favorable position to be able to complete the rig construction program and evaluate additional opportunities as they become present in the upcoming year. The two equity issuances completed in 2005 for net proceeds of $308.5 million assisted the Trust in minimizing debt levels and allows Trinidad to enter the upcoming year with a strong balance sheet and the ability to capitalize on the strong market into 2006.

Results from operations

Strong market conditions and the successful integration of prior acquisitions contributed to the Trust's growth in revenue throughout 2005. The early spring break up and delay of drilling activity due to record rainfall in Western Canada throughout the second quarter left many oil and gas companies with unexecuted drilling programs. However activity levels quickly ramped up in the third quarter and throughout the remainder of the year resulting in overall revenue increase of $149.8 million to $288.3 million in 2005 from $138.5 million in the prior year. Increased demand across the industry led to increases in the day rates from $16,922 per drilling day in the prior year to $20,827 in 2005 and growth in the Trust's drilling fleet increased the number of drilling days contributing to the year-over-year increase. Furthermore, despite the significant growth in the drilling fleet (December 31, 2003 – 21 rigs; December 31, 2004 – 51 rigs; December 31, 2005 – 71 rigs) Trinidad has further demonstrated its ability to successfully integrate its prior acquisitions and execute on the strong commodity prices through an increase in utilization from 72% in the fourth quarter of 2003 to 78% in the fourth quarter of 2005.

Consolidated gross margin increased to $120.4 million from $56.8 million in 2004, an increase of 112% and gross margin percentages increased to 41.8% from 41.0% on a year-to-date basis. Utilization of downtime in the second quarter to complete much of the repairs and maintenance work scheduled for the latter part of the year placed Trinidad in a favorable position as drilling activity ramped up in the latter part of the year. This strategy allowed the Trust to capitalize on the higher activity levels present throughout the fourth quarter and reduce the routine maintenance work which would normally be performed throughout the year. Trinidad's increasing margins are also reflective of changes in the composition of Trinidad's drilling fleet resulting in increased drilling depth and higher day rates.

The acquisition of Cheyenne Drilling allowed the Trust to penetrate the US market by acquiring a fully operational fleet for $231.7 million. This acquisition, along with the rig construction program in the United States, contributed $5.4 million to the overall growth in the Trust revenue and accounts for only 12 days of revenue from Cheyenne. Gross margins obtained in the US market by Cheyenne were 49.3% and are anticipated as we move into 2006 to contribute significantly to the overall Trust performance.

Operating and general and administrative expenses

Operating costs increased to $167.9 million for 2005 from $81.7 million in 2004, an increase of 106%. The increase in operating costs is directly related to the increase in revenue caused by growth and strong market conditions as overall margins have increased only moderately in 2005.

General and administrative expenses have increased to $26.2 million from $13.9 million as a result of the Trust's growth over the past year, but have decreased as a percentage of revenue from 10.0% to 9.1%. Despite the significant growth of the Trust's operations management has maintained conservative spending to provide accretive growth for unitholders. Growth through acquisitions and the expansion of the Canadian and US operations completed throughout the year have contributed to the overall increase in general and administrative expense, however these expenditures have increased the Trust's revenue capabilities throughout 2005 and into 2006.

Foreign exchange gain

In the third quarter of 2005 the commencement of operations through the release of the first newly constructed drilling rig in the United States resulted in a revaluation of the United States operations into Canadian currency for the purposes of financial reporting. As a result of applying the temporal method for translating the foreign subsidiary the Trust has recognized a gain of $0.09 million on a year-to-date basis which was attributable to fluctuations in the exchange rates between the Canada and the United States throughout this time period.

Depreciation and amortization

Depreciation and amortization increased 94% on a year-to-date basis from $14.7 million in 2004 to $28.5 million in 2005. On a per drilling day basis depreciation rates have increased by $387 per drilling day to $2,266 in 2005 from $1,879 in 2004. The increased depreciation rate per lrilling day is a result of changes in the composition of Trinidad's asset base which has increased drilling depths as a result of acquisitions and he current construction program. These drilling rigs have higher capital costs which result in an increase in the depreciation rate per drilling lay.

nterest

'ear-to-date interest expense increased from $3.2 million in 2004 to $5.6 million in 2005. The increase in annualized interest expense resulted om increases in long term debt throughout the latter half of 2004 and into 2005 as Trinidad pursued expansion opportunities financed partially rrough borrowings. In the second quarter of 2005 the equity issuance that was completed was used to reduce debt levels thereby reducing nterest expense throughout that period. However, as the Trust has continued its rig construction program throughout the third and fourth uarters advances have been made on the facility which has increased overall debt levels, increasing interest expense in comparison with the rior year.

nit based compensation

nit based compensation increased from $0.2 million in 2004 to $3.2 million in 2005. The application of the fair value method commencing in e fourth quarter 2004 contributes to the variance year-over-year. In addition, the rights grant that was completed in the second quarter of 2005 creased unit based compensation for the period.

come taxes

inidad's current income tax expense increased from $0.9 million to $1.4 million year-to-date. The increases in the current income tax pense were due to higher capital taxes as a result of increases in the Trust's capital structure, including the equity issuance that was completed cember 20, 2005 for the acquisition of Cheyenne Drilling. Increases in the Trusts' capital taxes were partially offset through lower rates in 05.

ture income tax expense increased to $8.2 million in 2005 from $3.2 million in 2004. This increase is as a result of higher net income for the ar resulting in increases in the temporary differences on capital assets due to increased capital cost allowance claimed for income tax poses. This has been offset through reductions in the Trust's taxable income from increases in the Trust's monthly distributions to tholders. The effective tax rate on earnings has remained consistent year-over-year.

t earnings and cash flow

nidad increased consolidated net earnings by 128% to $47.4 million in 2005 from $20.8 million in 2004 by executing on the strong market ditions that were present throughout the year as oil and gas companies aggressively pursued their drilling programs. These increased activity els created opportunities which Trinidad seized by maintaining relatively consistent utilization levels with the prior year and exceeding the istry average by 10%. Growth in operating margins and maintenance of conservative general and administrative expenditures allowed the st to achieve significant growth throughout the year. Higher depreciation due to the increased number of drilling days and increased future me taxes reduced the growth in net income over the period. Year-to-date net earnings per unit increased to $0.79 per unit (diluted) from 55 per unit (diluted) in 2004, an increase of 44%.

Cash flow before change in non-cash working capital was $87.3 million ($1.45 per unit (diluted)) an increase from $38.9 million ($1.04 per unit (diluted)) in 2004. The increase of 124% of cash flow reflects the strong conditions present throughout the period and the Trust's ability to execute on the opportunities present in the market. In addition, the Trust continues to follow a strict investment strategy to provide accretive growth for unitholders through growth in cash flow from operations.

FOURTH QUARTER ANALYSIS

	2005				2004				2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Financial Highlights									
(millions except per unit data – Unaudited)									
Revenue	**106.4**	**75.3**	**32.5**	**74.1**	58.8	30.4	17.1	32.2	24.1
Gross margin	**46.4**	**31.8**	**7.8**	**34.5**	26.8	11.9	4.0	14.1	10.9
Net earnings (loss)	**19.4**	**13.8**	**(1.8)**	**16.0**	15.1	1.4	0.3	4.0	1.1
Depreciation and amortization	**9.5**	**8.1**	**3.4**	**7.5**	6.0	3.3	2.4	3.0	2.5
Unit based compensation	**0.6**	**0.5**	**2.0**	**0.1**	(4.8)	2.7	(0.3)	2.6	2.5
Future income tax expense (recovery)	**5.5**	**1.7**	**(4.0)**	**5.0**	3.5	(0.1)	(1.8)	1.6	1.4
Cash flow before change in non-cash working capital (1)	**35.0**	**24.1**	**(0.4)**	**28.6**	19.8	7.3	0.6	11.2	7.5
Earnings (loss) per unit (diluted)	**0.29**	**0.21**	**(0.03)**	**0.31**	0.33	0.04	0.01	0.13	0.04
Cash flow before change in non-cash working capital per unit (diluted) (1)	**0.51**	**0.37**	**(0.01)**	**0.56**	0.43	0.19	0.02	0.38	0.29
Operating Highlights									
Operating days – drilling	**4,030**	**3,524**	**1,472**	**3,544**	3,011	1,898	1,052	1,868	1,398
Rate per drilling day	**23,080**	**19,205**	**19,448**	**20,121**	18,942	15,331	15,312	16,482	16,050
Utilization Rate – drilling	**78%**	**73%**	**31%**	**76%**	76%	61%	37%	87%	72%
CAODC industry average	**71%**	**63%**	**32%**	**71%**	62%	46%	30%	73%	57%
Drilling rigs operating	**71**	**53**	**52**	**52**	51	35	31	31	21
Utilization for service rigs	**67%**	**61%**	**41%**	**69%**	61%	47%	48%	57%	70%
Service rigs operating	**16**	**16**	**9**	**9**	8	8	7	8	8

(1) Readers are cautioned that Cash flow before change in non-cash working capital and per unit information does not have a standardized meaning prescribed by GAAP; however, the Trust does compute Cash flow before change in non-cash working capital and the per unit information on a consistent basis for each reporting period.

The increased activity level in the third quarter strengthened throughout the remainder of the year as Trinidad increased its drilling days 14% quarter-over-quarter and 34% from the comparative quarter in 2004. Utilization levels continued to strengthen and revenue reached $106.4 million for the fourth quarter 2005. Revenue growth of 81% from $58.8 million in the fourth quarter of 2004 was impacted by the prior acquisitions that the Trust has successfully integrated into its operations and from the effective capitalization on the strong market conditions. Further, increases in day rates in the fourth quarter attributed to the increased revenue. The unusually warm November and December delayed Titan from its coring operations in the oil sands until mid-December reducing Titan's contribution to revenue and gross margin in the fourth quarter. Consolidated gross margin increased for the fourth quarter of 2005 to $46.4 million from $26.8 million in 2004. The ability to successfully execute on the strong commodity prices enabled Trinidad to recognize this 73% increase in gross margin and an 77% increase in cash flow from the comparative quarter in 2004. Depreciation and amortization increased 58% from $6.0 million in the fourth quarter of 2004 to $9.5 million in 2005 and on a per drilling day basis depreciation rates have increased by $391 per drilling day from $1,984 to $2,375 on a quarterly basis.

nterest expense for the quarter increased to $1.6 million in 2005 from $1.1 million in 2004 as a result of advances which were made on the debt acility throughout the quarter as Trinidad executed on its build commitment. Trinidad's current income tax expense increased from $0.5 nillion to $0.8 million in the fourth quarter, an increase of 69% as a result of increases in large corporation tax pertaining to the expansion of he Trust's drilling fleet.

LIQUIDITY AND CAPITAL RESOURCES

For the years ended December 31,

(thousands)	2005	2004	2003
Working Capital	**50,057**	11,884	9,134
Bank overdraft	**-**	1,988	-
Operating line of credit	**-**	8,000	-
Current portion of long term debt	**9,494**	6,482	7,082
Long term debt	**95,956**	60,909	35,128
Total debt	**105,450**	77,379	42,210
Total debt as a percentage of assets	**12.6%**	20.8%	29.9%
Net debt	**45,899**	49,025	25,994
Total assets	**838,084**	372,454	140,941
Total long term liabilities	**130,112**	79,001	40,177
Total long term liabilities as a percentage of assets	**15.5%**	21.2%	28.5%
Unitholders' equity	**641,430**	255,055	83,628
Total debt to unitholders' equity	**16.4%**	30.3%	50.5%

he last year has seen significant growth in the Trust's assets which has increased both the drilling capacity and capability of the fleet as well as lowed for geographical diversification into the United States. Throughout the year Trinidad completed two equity issuances. The first nancing of 11,256,810 trust units for proceeds of $118.6 million net of issue costs was raised to complete the drilling construction program at commenced in the year and will continue into 2006. The proceeds of this issuance were used to repay the debt facilities which were eviously drawn thereby increasing the credit available to the Trust to fund the ongoing construction program. The second financing net of sue costs of $189.9 million for 13,333,334 trust units was used to fund the acquisition of Cheyenne Drilling which closed December 20, 2005. he acquisition increased the Trust's capital asset base by approximately $189.4 million as well as provided for additional infrastructure within e United States to manage the current drilling construction program. The repayment of long term debt through the equity issuance which osed on June 2, 2005 have reduced net debt levels, increased unitholders' equity and reduced debt to equity levels. As Trinidad continues to ecute on its commitment to build 22 new rigs, plus the additional 7 rigs which were announced January 17, 2006, the Trust will continue to ake additional draws on the current credit facility.

inidad's working capital position remains strong and has increased in the year from $11.9 million to $50.1 million, an increase of $38.2 illion, placing the Trust in a strong financial position as it moves forward into 2006 and continues its drilling rig construction program. inidad will utilize its debt facility as required to finance the construction of its new rigs. As at December 31, 2005, only $105.5 million of 00.0 million was drawn on the term credit debt facility. In addition, on October 7, 2005 the Trust increased its operating line of credit to the sser of 75% of accounts receivable and $50.0 million (December 31, 2004 - $15.0 million) which was undrawn as at December 31, 2005.

The Trust has several operating lease agreements on buildings and equipment. The future lease obligations for the next five years are summarized below:

(thousands)	
2006	**3,286**
2007	**3,203**
2008	**3,007**
2009	**2,441**
2010	**1,886**

In response to customer demand Trinidad has commenced its North American expansion through a commitment to construct 22 new diesel electric drilling rigs, expected to be deployed in Canada and the United States in the latter half of 2005 and into 2006. Total capital costs of construction are expected to be $315 million, of which $82.5 million has been paid as at December 31, 2005 and $93.9 million has been paid in aggregate as at February 17, 2006. This commitment will be funded through the term credit facility and proceeds raised through the equity issuance during the previous quarter. Three rigs were completed and deployed in 2005. Each of these rigs are backed by take-or-pay contracts which provide for committed days and drilling rates over the next three to five years.

On January 17, 2006 Trinidad announced the construction of another 7 rigs to be deployed in Canada and the United States. Total capital costs are expected to be $78 million.

UNITHOLDERS' CAPITAL

As at December 31,

(thousands)	**2005**	2004
Unitholders' capital	**621,972**	222,815
Exchangeable shares	**19,602**	30,800

Unitholders' capital increased by $399.2 million throughout 2005 with the issuance of an additional 33.0 million trust units. The expansion of operations both in Canada and the United States through the acquisition of Titan Surface Casing, Cheyenne Drilling and the rig construction program required additional financing which was met through the equity issuances completed in the year. The Trust raised $308.5 million, net of issuance costs, through the issuance of 24.6 million trust units which were used to fund the expansion and an additional 3.8 million trust units ($56.4 million) were issued to the former shareholders of Titan Surface Casing and Cheyenne Drilling. In addition, the conversion of 1.7 million Initial Series exchangeable shares to 1.9 million trust units ($13.3 million), all 1.6 million Series B exchangeable shares to 1.7 million trust units ($12.8 million), 0.6 million Series C exchangeable shares to 0.6 million trust units ($5.9 million), and 0.5 million trust units issued on the exercise of options and rights ($2.3 million) effected unitholders capital throughout the year. Unitholders' capital on February 17, 2005 was $632.0 million (79,986,691 units).

Trinidad Drilling issued an additional 2.0 million exchangeable shares to complete the acquisition of Titan Surface Casing at a deemed price of $10.60 per unit ($20.8 million). As at December 31, 2005 the exchange ratio for the Initial series exchangeable shares was 1.14484 and the trust units issuable upon conversion are 687,510 and the exchange ratio for the Series C exchangeable shares was 1.04585 and the trust units issuable upon conversion are 1,471,880. Subsequent to year end 795,435 Series C shares were exchanged for trust units.

DISTRIBUTIONS *(thousands except unit and per unit data – Unaudited)*	Three months ended December 31,		Twelve months ended December 31,			
	2005	2004	**2005**		2004	
Cash flow before changes in non-cash working capital	**34,961**	19,769	**87,299**	**100%**	38,906	100%
Distributions paid & declared	**(17,216)**	(7,645)	**(51,905)**	**59%**	(23,698)	61%
Cash retained for growth, debt reduction & future distribution	**17,745**	12,124	**35,394**	**41%**	15,208	39%
Cash flow before change in non-cash working capital per unit (basic) (1)	**0.53**	0.43	**1.48**		1.06	
Distributions paid & declared per unit	**(0.26)**	(0.17)	**(0.88)**		(0.64)	
Cash retained per unit	**0.27**	0.26	**0.60**		0.42	
Quarter ending annualized distribution per unit	**1.02**	0.72				

:) Includes trust units to be issued upon conversion of exchangeable shares.

uring the three months ended December 31, 2005 Trinidad distributed $17.2 million dollars, an increase of $9.6 million, or 125% from the omparative quarter in the prior year. Distributions in 2005 increased 119% to $51.9 million from $23.7 million in 2004. Annualized stributions have increased 41.7% from $0.72 per unit to $1.02 per unit. The Trust manages its distributions based on a payout ratio goal of up 75% of cash flow before change in non-cash working capital, with the remainder being retained for future growth opportunities, debt payment, or incremental distributions to unitholders. Distributions are reviewed at least quarterly and are set based on cash flow before ange in non-cash working capital on an earned basis. The payout ratio for the year ended December 31, 2005 has decreased from 61% in 004 to 59% in 2005.

EW ACCOUNTING POLICIES

fective January 19, 2005 the Trust adopted EIC-151 with respect to exchangeable securities issued by subsidiaries of income trusts. In cordance with this policy the Trust has continued to classify the exchangeable shares issued by Trinidad as part of unitholders' equity.

roughout 2006 the Trust will continue to evaluate the appropriateness of the temporal method of translation for its US operations. With the quisition of Cheyenne Drilling and the completion of the rig construction program the United States operations will become less dependent on nada for financing, at which time the application of the temporal method may no longer be appropriate. At this time the Trust will switch to e current rate method for the translating its foreign operations.

ISCLOSURE CONTROLS & PROCEDURES

sclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior anagement including the CEO and CFO on a timely basis so that appropriate discussion can be made regarding public disclosure.

inidad Energy Services Income Trust has evaluated the effectiveness of the design and operation of the disclosure controls and procedures, der the supervision of the CEO and the CFO. Based on the evaluation the Trust has concluded that the disclosure controls and procedures, as fined under Multilateral instrument 52-109, Certification of Disclosures in Annual and Interim Filings were effective as of the end of the riod covered by this report.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires that certain estimates and judgments be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgment. Anticipating future events involves uncertainty, and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's capital assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's capital assets.

Unit based compensation

Compensation expense associated with rights at grant date are estimates based on various assumptions such as volatility, annual distribution yield, risk free interest and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

The Trust performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian Generally Accepted Accounting Principles, the Trust performs an annual goodwill impairment test in the first quarter of each fiscal year. This test was performed and no goodwill impairment exists.

OUTLOOK

The demand for drilling assets has continued to exceed supply both in Canada and the United States. Trinidad is in a position to capitalize on the increase in demand in both countries. The addition of the United States assets and infrastructure will add drilling revenue that is uninterrupted from seasonal fluctuations seen in Canada. Furthermore, the higher day rates and utilization levels in the US marketplace will continue to be lucrative in the upcoming year. The rig construction program will add significantly to drilling depths of the Trust's current fleet. These deeper drilling rigs obtain higher day rates, utilization levels and margins as compared with other rigs of shallower capabilities, which will continue to add strength to Trinidad's operations. This combined with the completion of the new rigs to be placed in service in 2006 will again see strong growth for the coming year.

Commodity pricing for both oil and gas is expected to remain strong as global demand for commodities continues to exceed current supply which will hold Trinidad in a favorable position as we move into the winter drilling months. Current industry well count forecast for Western Canada, based on the Petroleum Service Association of Canada's drilling forecast, has been increased to approximately 25,000 wells in 2006. In order to meet these increasing demands Trinidad continues to execute on its construction program and is continually seeking out additional investment opportunities in order to increase our capacity. We are focused on continuing to add to our distribution capabilities by accretively growing our business. All capital investments will continue to be evaluated based on return on capital and focused on low risk operating environments.

TRINIDAD

rinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's ivisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig onstruction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, rinidad has 16 service rigs that have been completely retrofitted or are new within the past five years and one additional service rig currently nder construction. Trinidad also operates 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed quipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the ndustry.

signed" Michael E. Heier
hairman of the Board
hief Executive Officer

"signed" Brent J. Conway
Chief Financial Officer

or further information please contact:

Iichael Heier, Chairman & Chief Executive Officer or Brent Conway, Chief Financial Officer at:
hone: 403.265.6525 Fax: 403.265-4168
-mail: twood@trinidaddrilling.com

he Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

TRINIDAD

CONSOLIDATED BALANCE SHEETS
As at December 31,
(thousands)

	2005	2004
Assets		
Current assets		
Cash and cash equivalents	**11,749**	-
Accounts receivable	**96,764**	50,139
Prepaid expenses	**2,092**	143
Future income taxes (note 7)	**5,994**	-
	116,599	50,282
Deposit on capital assets	**73,859**	8,935
Capital assets (note 4)	**567,387**	302,773
Goodwill (note 3)	**79,429**	9,806
Deferred finance costs	**810**	658
	838,084	372,454
Liabilities		
Current liabilities		
Bank overdraft	-	1,988
Operating line of credit (note 5)	-	8,000
Accounts payable and accrued liabilities	**49,275**	19,174
Accrued trust distributions (note 12)	**6,707**	2,754
Current portion of deferred revenue	**1,066**	-
Current portion of long term debt (note 6)	**9,494**	6,482
	66,542	38,398
Deferred revenue	**388**	-
Long term debt (note 6)	**95,956**	60,909
Future income taxes (note 7)	**33,768**	18,092
	196,654	117,399
Unitholders' equity		
Unitholders' capital (note 8)	**621,972**	222,815
Exchangeable shares (note 9)	**19,602**	30,800
Contributed surplus	**5,949**	3,055
Accumulated trust distributions (note 12)	**(84,509)**	(32,604)
Accumulated earnings	**78,416**	30,989
	641,430	255,055
	838,084	372,454

Commitments (note 11)

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

For the years ended December 31,

(thousands except unit and per unit data)

	2005	2004
Revenue	**288,332**	138,477
Expenses		
Operating	**167,917**	81,650
General and administrative	**26,183**	13,854
Foreign exchange gain	**(87)**	-
Unit based compensation	**3,203**	170
Depreciation and amortization	**28,486**	14,708
Interest	**5,600**	3,201
Earnings before income taxes	**57,030**	24,894
Income taxes (note 7)		
Current	**1,420**	866
Future tax expense	**8,183**	3,238
	9,603	4,104
Net earnings	**47,427**	20,790
Accumulated earnings - beginning of year	**30,989**	10,199
Accumulated earnings - end of period	**78,416**	30,989
Earnings per unit		
Basic	**0.81**	0.56
Diluted	**0.79**	0.55
Weighted average number of trust units		
Basic	**58,850,122**	36,833,388
Diluted	**60,134,317**	37,513,167

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

(thousands)

	2005	2004
Cash provided by (used in)		
Operating activities		
Net earnings for the period	**47,427**	20,790
Items not affecting cash		
Depreciation and amortization	**28,486**	14,708
Unit based compensation	**3,203**	170
Future income tax expense	**8,183**	3,238
Cash flow from operations before change in non-cash working capital	**87,299**	38,906
Net change in non-cash operating working capital	**(33,080)**	(23,246)
	54,219	15,660
Investing activities		
(Increase) decrease in deposits on capital assets	**(46,480)**	1,934
Acquisition of Arrow Drilling (note 3(a))	**-**	(26,438)
Acquisition of Wilson Drilling (note 3(b))	**-**	(19,244)
Acquisition of Jade Drilling (note 3(c))	**-**	(78,863)
Acquisition of Titan Surface Casing (note 3(d))	**(11,300)**	-
Acquisition of Summit Energy Services (note 3(e))	**(18,040)**	-
Acquisition of Cheyenne Drilling (note 3(f))	**(176,287)**	-
Purchase of capital assets	**(98,231)**	(50,620)
Proceeds from dispositions	**1,566**	389
Change in non-cash working capital item – accounts payable and accrued liabilities	**16,061**	4,718
	(332,711)	(168,124)
Financing activities		
(Decrease) increase in bank overdraft	**(1,988)**	1,988
(Decrease) increase in line of credit	**(8,000)**	8,000
Increase in long term debt – net	**38,059**	25,181
Net proceeds from unit issues (note 8)	**310,499**	134,603
Debt financing costs	**(377)**	-
Trust unit distribution (note 12)	**(51,905)**	(23,698)
Change in non-cash working capital item – accrued distributions (note 12)	**3,953**	1,496
	290,241	147,570
Increase (decrease) in cash for the year	**11,749**	(4,894)
Cash and cash equivalents - beginning of year	**-**	4,894
Cash and cash equivalents - end of year	**11,749**	-
Interest paid	**5,494**	3,101
Taxes paid	**866**	521

:S TO THE CONSOLIDATED FINANCIAL STATEMENTS

TRUCUTRE OF THE TRUST

ɪrganization

rinidad Energy Services Income Trust ("Trust") is an unincorporated open-ended investment trust formed under the laws of the Province of lberta. The Trust was formed by way of an arrangement ("the Arrangement") under the Business Corporations Act (Alberta) pursuant to an rangement agreement dated August 8, 2002 between the Trust, Trinidad Drilling Ltd. and Acquisition Corp., a wholly owned subsidiary of the rust. The Arrangement involved the exchange of Trinidad Drilling Ltd. securities on a one-to-one basis for trust units of the Trust. The ffective date of the Trust indenture was September 17, 2002.

CCOUNTING POLICIES

hese consolidated financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles. he preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make timates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent nounts and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

ffective January 19, 2005 the Trust adopted EIC-151 with respect to exchangeable securities issued by subsidiaries of income trusts. In cordance with this policy the Trust has continued to classify the exchangeable shares issued by Trinidad as part of unitholders' equity.

:inciples of consolidation

ıe consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned at December 31,)05. Any reference to the Trust throughout these consolidated financial statements refers to the Trust and its subsidiaries. All intercompany ınsactions have been eliminated.

ɪreign currency translation

ıe operations of Trinidad Drilling US, which commenced in the second quarter of 2005, are considered to be integrated foreign operations and ɜ translated using the temporal method under which all foreign currency transactions are translated at the rate in effect as at the transaction ite. Monetary assets and liabilities are translated at the rate in effect as at the balance sheet date, non-monetary assets and liabilities are ınslated at their historical rate and gains and losses are recognized into the consolidated statement of operations in the period that they arise.

:venue recognition

ɪntract revenue is recorded on a percentage of completion basis and only when collectability is reasonably assured. Losses are provided for in ll when first determined. Deposits received on future contracts are recorded as deferred revenue and recognized as services are performed.

ısh and cash equivalents

ısh and cash equivalents consist of cash and short term investments with maturities of three months or less.

ıpital assets

ıpital assets are recorded at cost less accumulated amortization. Major renewals and improvements, which extend the useful life of the asset, : capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less :umulated amortization with any resulting gain or loss reflected in operations. Any deposits or advances on the Trust's build program are 'd as deposit on capital assets until the related asset is ready for use at which time it will be capitalized.

Depreciation is based on the estimated useful lives of the assets and is as follows:

Rigs and equipment		
Drilling rigs and related equipment	3,300 drill days	Unit-of-production (10% salvage value)
Drilling pipe and collars	1,300 drill days	Unit-of-production
Well servicing rigs	15 years	Straight-line (20% salvage value)
Buildings	25 years	Straight-line
Office furniture and shop equipment	5 years	Straight-line
Automotive equipment	4 years	Straight-line (10% salvage value)

Inventory of spare parts and tubulars are carried at the lower of cost or replacement value. Cost is determined according to the specific item method.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the assets purchased. Goodwill is not subject to amortization, but is tested for impairment on an annual basis by applying a fair value based test. Any goodwill impairment will be recognized as an expense if the carrying amount of the goodwill exceeds its fair value.

Deferred finance costs

Cost associated with obtaining financing are deferred and amortized on a straight line basis over five years. The amortization is included in depreciation and amortization expense.

Income tax

The Trust follows the liability method of accounting for income tax. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized into income in the period that the change occurs.

The Trust is a taxable entity under the Canadian Income Tax Act and is taxable only on the income that is not distributed or distributable to unitholders.

Unit based compensation

The Trust has established a Trust Unit Incentive Plan ("the Plan") to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust.

Compensation expense associated with rights granted under the Plan is deferred and recognized into earnings over the vesting period of the rights granted with a corresponding increase in contributed surplus. The Trust uses the fair value method using the Black-Scholes model to calculate compensation expense.

Financial instruments

The Trust's financial assets and liabilities consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, deferred revenue, operating line of credit and long term debt. The fair value of these financial assets and liabilities approximate their carrying value, unless otherwise noted. It is management's opinion that the Trust is not exposed to significant interest or credit risks other than such risk relating to debt and the operating line of credit.

erivative financial instruments

he Trust utilizes derivative financial instruments to manage foreign currency exposures associated with its US operations. Derivative financial struments are not used for trading or speculative purposes.

he Trust formally documents all relationships between hedging instruments and the hedged items, the risk management objective and strategy id the method for assessing the effectiveness of the hedge. The effectiveness of the hedge is assessed both at inception of the hedge and roughout its term. If the derivative is deemed to be effective, and qualifies for hedge accounting, gains and losses are deferred until settlement the derivative contract. If a derivative does not qualify for hedge accounting gains and losses resulting from fluctuations in the fair value of e derivative are recognized into income in the period that they occur.

arnings per unit

rnings per unit is calculated using the weighted-average number of units and exchangeable shares outstanding during the year. Diluted lculations have been completed using the treasury method.

CQUISITION

) Acquisition of assets of Arrow Drilling

n March 15, 2004 Trinidad Drilling purchased substantially all of the assets of Arrow Drilling for $44.4 million. The Trust issued 4,096,154 its at $7.80 per unit for gross proceeds of $32.0 million. The Trust issued 2,307,692 exchangeable shares at $7.80 per share to the areholders of Arrow.

ie exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares are a new series of changeable shares which are not publicly traded and have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are changeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a stribution to its unitholders.

ie consideration paid for this acquisition has been allocated under the purchase method as follows:

iousands)	2004
ipital assets	**44,438**
oodwill	**6,192**
iture income taxes	**(6,192)**
otal purchase price	**44,438**
ianced as follows:	
New equity raised net of issue costs	**26,438**
Exchangeable shares	**18,000**
	44,438

odwill from this acquisition is not tax deductible.

(b) Acquisition of assets of Wilson Drilling

On July 27, 2004 Trinidad Drilling purchased substantially all of the assets of Wilson Drilling for $32.4 million. The Trust issued 3,298,707 units at $7.80 per unit for gross proceeds of $25.7 million. The Trust issued 1,641,026 exchangeable shares at $7.80 per share to the shareholders of Wilson.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares are a new series of exchangeable shares which are not publicly traded and have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

(thousands)	2004
Capital assets	**32,044**
Goodwill	**3,614**
Future income taxes	**(3,614)**
Total purchase price	**32,044**
Financed as follows:	
New equity raised net of issue costs	**19,244**
Exchangeable shares	**12,800**
	32,044

Goodwill from this acquisition is not tax deductible.

(c) Acquisition of assets of Jade Drilling

On November 10, 2004 the Trust purchased substantially all of the assets of Jade Drilling for $87.6 million. The Trust issued 8,719,198 trust units at $9.35 per unit for gross proceeds of $81.5 million. The Trust issued 937,166 units at $9.35 per unit to the shareholders of Jade Drilling for deemed proceeds of $8.8 million.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

(thousands)	2004
Capital assets	**87,625**
Financed as follows:	
New equity raised net of issue costs	**77,291**
New equity issued to shareholders of Jade Drilling	**8,762**
Debt financing	**1,572**
	87,625

Total cash proceeds above include the new equity raised of $77.3 million plus the debt financing of $1.6 million for a total of $78.9 million.

l) Acquisition of shares of Titan Surface Casing Ltd.

|n April 29, 2005 Trinidad Drilling purchased all of the outstanding shares of Titan Surface Casing Ltd. ("Titan"), effective April 1, 2005, for onsideration of $33.0 million. The acquisition was funded through the issuance of 1,961,132 exchangeable shares with a deemed value of 20.8 million, the issuance of 85,960 trust units with a deemed value of $0.9 million and cash of $3.4 million. As part of the Titan acquisition, the time of closing, Trinidad was obligated to repay the $3.8 million of long term debt and $4.1 million of shareholder loans.

he exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares are a new series of xchangeable shares which are not publicly traded and have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are xchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a stribution to its unitholders.

he consideration paid for this acquisition has been allocated under the purchase method as follows:

thousands)	**2005**
urchase price allocated as follows:	
Working capital, net	**13**
Other assets	**60**
Goodwill	**21,985**
Capital assets	**12,450**
Future income taxes	**(1,496)**
	33,012
nanced as follows:	
Trust units	**911**
Exchangeable shares	**20,788**
Cash, net of working capital	**11,300**
	32,999
us: working capital	**13**
	33,012

oodwill from this acquisition is not tax deductible.

) Acquisition of assets of Summit Energy Services Inc.

n September 30, 2005 Trinidad Well Servicing purchased substantially all of the well servicing assets of Summit Energy Services Inc. for nsideration of $18.0 million. The acquisition was funded through internal cash flow.

ie consideration paid for this acquisition has been allocated under the purchase method as follows:

iousands)	**2005**
ıpital assets	**12,716**
oodwill	**5,324**
	18,040
nanced as follows:	
Internal cash flow	**18,040**

ıe total amount of goodwill arising from this acquisition that is tax deductible is $4.0 million.

(f) Acquisition of assets of Cheyenne Drilling

On December 20, 2005 Trinidad Drilling LP purchased substantially all of the assets of Cheyenne Drilling LP ("Cheyenne") for consideration of $231.7 million. The acquisition was funded through $175.6 million in cash proceeds raised through the issuance of 10,666,667 trust units for gross proceeds of $189.9 million and the issuance of 3,696,786 trust units at a deemed price of $15.00 to the shareholders of Cheyenne.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

(thousands)	2005
Capital assets	**189,425**
Goodwill	**42,314**
	231,739
Financed as follows:	
New equity raised net of issue costs	**176,287**
New equity issued to shareholders of Cheyenne	**55,452**
	231,739

The total amount of goodwill arising from this acquisition that is tax deductible is $41.5 million.

4. CAPITAL ASSETS

As at December 31,	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Rigs, equipment and inventory	**593,758**	**50,055**	**543,703**	295,668
Automotive and other equipment	**8,064**	**2,041**	**6,023**	2,608
Building	**11,156**	**133**	**11,023**	2,290
Land	**6,638**	**-**	**6,638**	2,207
	619,616	**52,229**	**567,387**	302,773

5. OPERATING LINE OF CREDIT

The Trust has a demand operating credit facility for the lesser of 75% of accounts receivable and $50.0 million (December 31, 2004 - $15.0 million). This operating credit facility's stated maturing date is September 22, 2006 and bears interest at prime plus 0.25% per annum (December 31, 2004 – prime). Advances are made on this credit facility based on trade receivables, and the loan is secured based on a charge over accounts receivable. No amounts have been drawn on this facility at December 31, 2005.

ONG TERM DEBT

As at December 31,

(thousands)	2005	2004
G.E. Capital (a)	**95,080**	66,387
Building loans (b)	**9,100**	-
Vehicle loans (c)	**1,270**	1,004
	105,450	67,391
Less: current portion of long term debt	**(9,494)**	(6,482)
	95,956	60,909

) On September 23, 2005 Trinidad increased its term credit facility to a $200.0 million (December 31, 2004 - $100.0 million) non-reducing term facility held by an affiliate of GE Energy Financial Services, Deutsche Bank AG, Toronto Dominion Bank, Bank of Nova Scotia and the Royal Bank of Canada. The facility requires monthly interest payments based on the one month banker's acceptance rate plus 3.5%. The facility is renewable annually based on the Trust maintaining compliance with standard debt covenants. To the extent that the facility is not renewed the debt repayments would be amortized over 36 months. The facility is secured by a general security agreement covering substantially all Trust assets.

At December 31, 2005, $8.7 million (December 31, 2004 - $6.2 million) of the outstanding balance on this facility is included in the current portion of long term debt, representing the portion that would become due in the current year if G.E. Capital did not renew the facility. The Trust is in compliance with the debt covenants and therefore expects the facility to be renewed.

) On December 15, 2005 Trinidad entered into a $9.1 million non-revolving credit facility with GE Canada on properties held by the Trust. The facility requires monthly interest payments at a rate of 6.26% per annum and maturing June 2011.

) The vehicle loans are payable over various periods from 24 months to 60 months at interest rates varying from 0% to 9%, and are secured by the related assets.

ICOME TAXES

For the years ended December 31,

(thousands)	2005	2004
Net income before tax	**57,834**	24,894
Corporate tax rate	**34.16%**	34.56%
Tax expense at statutory rate	**19,756**	8,604
Tax reduction arising from trust income distribution	**(12,656)**	(5,317)
Non deductible expenses – unit based compensation	**1,136**	59
Effect of change in expected tax rate	**(344)**	(94)
Large corporation tax expense	**1,334**	866
Other	**377**	(14)
Total tax expense	**9,603**	4,104

The liability and asset for future income taxes on the Trust's balance sheet is comprised of the following temporary differences:

As at December 31, *(thousands)*	**2005**	2004
Loss carry forward	**5,994**	-
Future tax asset	**5,994**	-
Capital assets	**(33,731)**	(18,057)
Financing costs	**(37)**	(35)
Future tax liability	**(33,768)**	(18,092)

Total loss carry forwards of $16.0 million have been recognized for income tax purposes as a future income tax asset.

8. UNITHOLDERS' CAPITAL

Authorized

Unlimited number of trust units, voting, participating

For the years ended December 31, *(thousands except unit data)*	**2005**		2004	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders capital – opening balance	**45,898,116**	**222,815**	27,949,881	79,093
Trust units issued – for cash, net of issue costs	**24,590,144**	**308,522**	16,114,059	131,600
Trust units issued to former shareholders on acquisitions	**3,782,746**	**56,363**	937,166	8,763
Trust units issued on conversion of exchangeable shares	**4,158,022**	**31,986**	-	-
Trust units issued on exercise of options and rights	**480,948**	**1,977**	897,010	3,002
Contributed surplus transferred on exercised options and rights	**-**	**309**	-	357
Unitholders' capital – ending balance	**78,909,976**	**621,972**	45,898,116	222,815

The per unit trust amounts for 2005 were calculated on the weighted average number of units outstanding of 58,850,122 (2004 – 36,833,389). In the current year the calculated additional diluted units are 1,284,195 (2004 – 679,779) due to the dilutive impact of employee and director rights and options.

9. EXCHANGEABLE SHARES

A subsidiary of the Trust has issued the following exchangeable shares:

For the years ended December 31, *(thousands except unit data)*	**2005**		2004	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Exchangeable shares – opening balance	**3,948,718**	**30,800**	-	-
Exchangeable shares issued, Initial Series – Arrow purchase	**-**	**-**	2,307,692	18,000
Exchangeable shares issued, Series B – Wilson purchase	**-**	**-**	1,641,026	12,800
Exchangeable shares issued, Series C – Titan purchase	**1,961,132**	**20,788**		
Exchangeable shares exchanged, Initial Series	**(1,707,162)**	**(13,316)**	-	-
Exchangeable shares exchanged, Series B	**(1,641,026)**	**(12,800)**	-	-
Exchangeable shares exchanged, Series C	**(553,779)**	**(5,870)**	-	-
Exchangeable shares – ending balance	**2,007,883**	**19,602**	3,948,718	30,800

he exchange ratio for the initial series exchangeable shares is 1.14484 and the trust units issuable upon conversion are 687,510. All Series B xchangeable shares were converted during the year. The exchange ratio for the Series C exchangeable shares is 1.04585 and the trust units suable upon conversion are 1,471,880. Subsequent to year end 795,435 of these shares have been exchanged for trust units.

NIT OPTION AND RIGHTS PLAN

nit Option Plan

he Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its affiliates to articipate in the growth and development of the Trust.

ll options issued shall vest in equal proportions over a period of three years from the date of grant (unless otherwise determined by the Board Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The options will have an exercise ice not exceeding the closing trading price for the units on the Toronto Stock Exchange on the date immediately preceding the date of grant id not less than the price permitted by applicable securities law.

he following summarizes the unit options that are outstanding under the Unit Option Plan as at December 31, 2005 and 2004 and the changes ıring these periods:

or the years ended December 31,	2005		2004	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
utstanding – beginning of period	**107,729**	**1.97**	352,094	1.97
ranted during the period	-	-	-	-
xercised during the period	**(87,879)**	**1.91**	(244,365)	1.97
eturned during the period	-	-	-	-
utstanding – end of period	**19,850**	**2.25**	107,729	1.97

e unit options outstanding at December 31, 2005 are as follows:

	Total options outstanding			Exercisable options	
xercise Price	**Number**	**Weighted average exercise price**	**Weighted average remaining life (years)**	**Number**	**Weighted average exercise price**
.25	19,850	2.25	0.34	19,850	2.25

ır options granted in 2002, the Trust has elected to disclose the pro forma results as if the amended accounting standard had been applied roactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust cognized no compensation expense in respect of the options granted under its Unit Option Plan. The estimated fair value of these options, mputed using the Black-Scholes model was approximately $120,000. If the Trust applied the fair value method of accounting for stock based mpensation, the estimated fair value of $120,000 would be recognized as additional compensation expense over the vesting period of the tions. The pro forma effect of applying this method of accounting for the year ended December 31, 2005 would be to decrease net income by 5,781 (2004 - $40,000). There would be no effect on the basic and diluted earnings per trust unit.

estimating the fair value of these options the Trust has used an assumed interest rate of 4.5%, a term to maturity of five years and a volatility 49%. The Trust unit price was based on the closing monthly share/unit price since Trinidad Drilling Ltd.'s Initial Public Offering. Because options were granted prior to the Arrangement it was assumed that no dividends would be paid.

Trust unit rights incentive plan

On May 2, 2003 the Trust established the Trust unit rights incentive plan for unit rights to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The Trust Unit Rights Incentive Plan restricts the number of rights reserved for issuance such that it does not exceed 10% of the trust units outstanding.

Rights granted vest 50% immediately and 25% on the first and second year from the date of grant (unless otherwise determined by the Board of Directors at the time of issuance) and, shall be exercisable for a period of five years from the date of grant. The rights will have an exercise price not exceeding the closing trading price for the units on the Toronto Stock Exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law. The exercise price of rights may be adjusted downwards at the option of the rights holder from time to time by the amount, if any, that the distributions to unitholders in any calendar quarter exceed 2% (8% annually) of the Trust's net book value of capital assets.

The following summarizes the unit rights that are outstanding under the Trust Unit Rights Incentive plan as at December 31, 2005 and 2004 and the changes during these periods:

For the years ended December 31,	**2005**		2004	
	Number of rights	**Weighted average exercise price**	Number of rights	Weighted average exercise price
Outstanding – beginning of period	**3,928,738**	**7.62**	1,832,872	4.09
Granted during the period	**2,257,724**	**12.22**	2,778,021	9.03
Exercised during the period	**(393,069)**	**4.60**	(652,645)	3.87
Returned during the period	**(47,067)**	**6.34**	(29,510)	4.53
Outstanding – end of period	**5,746,326**	**9.64**	3,928,738	7.62

The range of exercise prices for the unit rights outstanding at December 31, 2005 is as follows:

		Total rights outstanding		**Exercisable rights**	
Range of Exercise Prices	**Number**	**Weighted average exercise price**	**Weighted average remaining life (years)**	**Number**	**Weighted average exercise price**
$2.78 - $4.00	125,595	2.78	2.34	125,595	2.78
$4.01 - $6.00	711,210	4.89	2.74	711,210	4.89
$6.01 - $9.00	1,155,169	8.36	3.45	841,331	8.36
$9.01 - $12.22	3,754,352	11.17	4.22	2,244,823	10.91
$2.78 - $12.22	5,746,326	9.64	3.84	3,922,959	9.01

On December 31, 2004, the Trust prospectively applied a grant date fair value based method of accounting for compensation expense under the rights plan for all rights issued under the plan since inception. For 2003 and the first three quarters of 2004, the Trust had applied the intrinsic method because of significant measurement uncertainties associated with the fair value method. New measurement assumptions were developed in applying the fair value method that reduce these uncertainties and enable the company to begin applying this method.

he Trust uses the Black–Scholes option-pricing model to determine the estimated fair value of the unit rights issued subsequent to January 1, 003. For the year ended December 31, 2005 the Trust recognized compensation expense included in the calculation of net earnings of $3.2 illion (2004 - $0.2 million) using the following weighted average assumptions:

For the years ended December 31,	2005	2004
Expected volatility	**37.1%**	39.9%
Annual distribution yield	**8.5%**	9.1%
Risk free interest rate	**3.3%**	3.4%
Expected life (years)	**3.5**	3.5

OMMITMENTS

he Trust has several operating lease agreements on buildings and equipment. The future lease obligations for the next five years are ummarized below:

housands)	
006	**3,286**
007	**3,203**
008	**3,007**
009	**2,441**
010	**1,886**

2005 Trinidad commenced its North American expansion through a commitment to construct 22 new diesel electric drilling rigs, which are pected to be deployed in Canada and the United States in the latter half of 2005 and into 2006. Total capital costs of construction are pected to be $315 million, of which $82.5 million has been paid as at December 31, 2005. Three rigs were completed and deployed in 2005. ach of these rigs are backed by take-or-pay contracts which provide for committed days and drilling rates over the next three to five years.

n January 17, 2006 Trinidad announced the construction of another 7 rigs to be deployed in Canada and the United States. Total capital costs e expected to be $78 million.

ECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

or the years ended December 31,

housands)	2005	2004
ash flow before change in non-cash working capital	**87,299**	38,906
ash distributions paid and declared (1)	**51,905**	23,698
inds retained for growth capital expenditures and future distributions	**35,394**	15,208
ccumulated cash distributions – beginning of period	**32,604**	20,944
ash distributions paid	**45,198**	8,906
istributions declared and payable at end of year	**6,707**	2,754
ccumulated cash distributions - end of period	**84,509**	32,604

) Distributions are comprised of $37.2 million related to interest expense and the remaining $14.7 million allocated to dividends and return of capital.

13. SEGMENTED INFORMATION

The acquisition of Cheyenne, which closed December 20, 2005, and the current rig construction program has diversified the Trust's operations from its primary geographic focus in Western Canada to include locations in the United States, including the Rocky Mountain region, Mid Continent region, and the Texas and Oklahoma region. This acquisition added additional rigs of varying depths and capabilities to the current drilling fleet operating in the Canadian market complimenting the current drilling operations. Despite the similarities in the assets acquired the increased management depth in the United States and the varying conditions between the Canadian and United States market has resulted in management evaluating the Trust's performance on a geographically segmented basis.

For the years ended December 31, *(thousands)*	**2005**	2004
Revenue		
Canada	**282,938**	138,477
United States	**5,394**	-
	288,332	138,477
Amortization		
Canada	**27,518**	14,708
United States	**968**	-
	28,486	14,708
Interest expense		
Canada	**5,600**	3,201
United States	**-**	-
	5,600	3,201
Income taxes		
Canada	**9,302**	4,104
United States	**301**	-
	9,603	4,104
Net earnings before income taxes		
Canada	**55,785**	24,894
United States	**1,245**	-
	57,030	24,894
Capital expenditures (including acquisitions and deposits)		
Canada	**135,859**	207,727
United States	**293,069**	-
	428,928	207,727

As at December 31, *(thousands)*	**2005**	2004
Total Assets		
Canada	**558,665**	372,454
United States	**279,419**	-
	838,084	372,454
Goodwill		
Canada	**37,115**	9,806
United States	**42,314**	-
	79,429	9,806

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: March 9, 2006

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION INCREASE

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that its monthly cash distribution to unitholders will be increased by 1.0 cent to 9.5 cents per trust unit ($1.14 per annum) commencing with the distribution to be paid April 15, 2006 to unitholders of record on March 31, 2006.

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 16 service rigs that have been completely retrofitted or are new within the past five years and one additional service rig currently under construction. Trinidad also operates 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved
the information contained herein.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: info@trinidaddrilling.com

RECEIVED
MAR 2 0 2006
PROCESSING SECTION

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: February 16, 2006

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR FEBRUARY 2006

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that its monthly cash distribution to unitholders for the month of February 2006 will be 8.5 cents per trust unit ($1.02 per annum) and that the distribution will be paid March 15, 2006 to unitholders of record on February 28, 2006.

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Cheyenne rigs and with new rig construction, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 16 service rigs that have been completely retrofitted or are new within the past five years and 1 more service rig currently under construction. Trinidad also operates 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: info@trinidaddrilling.com

SEC MAIL PROCESSING
RECEIVED
MAR 20 2006
WASH, D.C. 209 SECTION

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: December 20, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR DECEMBER 2005

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that its monthly cash distribution to unitholders for the month of December 2005 will be 8.5 cents per trust unit ($1.02 per annum) and that the distribution will be paid January 15, 2006 to unitholders of record on December 31, 2005.

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Cheyenne rigs and with new rig construction, the Trust will have 95 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 16 service rigs that have been completely retrofitted or are new within the past five years and 1 more service rig currently under construction. Trinidad also operates 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: info@trinidaddrilling.com

SEC MAIL RECEIVED MAR 2 0 2006 WASH. D.C. 209

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

RECEIVED
SEC MAIL PROCESSING
MAR 2 0 2006
WASH. D.C. 209 SECTION

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: TUESDAY, DECEMBER 20, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CLOSING OF THE CHEYENNE ACQUISITION AND $200 MILLION FINANCING.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce the following:

Acquisition Closing

Trinidad announces the closing of its previously announced acquisition of the assets of Cheyenne Drilling L.P. ("Cheyenne"). The assets include twenty (20) drilling rigs, drill pipe, related inventory, spare parts and real estate. The purchased rigs include 3 drilling rigs with depth ratings of 6,000 feet (2,000 meters), 8 drillings rigs with depth ratings of 10,000 feet (3,300 meters), 5 drilling rigs with depth ratings ranging from 12,000 feet (4,000 meters) to 13,500 feet (4,500 meters), and 4 drilling rigs with depth ratings ranging from 14,000 feet (4,600 meters) to 16,000 feet (5,300 meters). The purchase price of US$190 million (approximately C$221 million) was satisfied by the payment of approximately C$166 million cash and the issuance of approximately C$55 million in trust units of the Trust issued to Cheyenne at a price of $15.00 per trust unit.

Trust Unit Financing

Concurrently with the closing of the acquisition of the Cheyenne assets, Trinidad closed its previously announced equity financing. At closing, a total of 13,333,334 trust units, which includes 2,666,667 trust units issued upon exercise of an underwriter's option, were issued for gross proceeds of $200,000,010. The offering was underwritten by a syndicate of underwriters led by Raymond James Ltd. and including TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Blackmont Capital Inc., Wellington West Capital Inc., Haywood Securities Inc. and Sprott Securities Inc. Parks Paton Hoepfl & Brown Energy Investment Banking LP acted as financial advisors to Cheyenne. The net proceeds of the offering were used to fund the acquisition of the assets of Cheyenne and for general working capital purposes.

The first distribution in which purchasers of trust units under this offering will be entitled to participate will be paid on January 15th, 2006 to the unitholders of record on December 31st, 2005.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Cheyenne rigs and with new rig construction, the Trust will have 95 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 16 service rigs that have been completely retrofitted or are new within the past five years and 1 more service rig currently under construction. Trinidad also operates 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved
the information contained herein.